UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 12, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

OVERSEAS REGULATORY ANNOUNCEMENT

Businesses Measured at Fair Value

This announcement is made by China Eastern Airlines Corporation Limited pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”)  in compliance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). Rule 13.09(2) of the Listing Rules requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s).

The Company hereby discloses the particulars and decision-making procedures for the businesses measured at fair value as follows:

I.	Particulars of the Businesses of the Company Measured at Fair Value

The businesses of the Company measured at fair value, which mainly include aviation fuel hedging, interest rate swaps and forward foreign exchange, are engaged for the purpose of avoiding risks brought by fluctuations in aviation fuel prices, exchange rates and interest rates.

1.	Aviation Fuel Hedging

Fuel prices was at a relatively high level in the first three quarters of 2008. During this period, the aviation fuel cost of the Company has significantly increased. The cost of actual fuel consumption (net of hedging settlement income) in the first three quarters of 2008 has increased by RMB2,600 million as compared to the corresponding period of 2007. As the Company has locked in part of the fuel cost by aviation fuel hedging, the income from settlement of the aviation fuel hedging contracts in the first three quarters of 2008 amounted to RMB300 million in total, which to a certain extent hedged against the increase in fuel cost as a result of the increase in fuel prices.

In the fourth quarter of 2008, aviation fuel hedging contracts of the Company experienced relatively greater settlement losses of approximately RMB130 million due to dramatic decline in the international fuel price. On the other hand, as the domestic pricing mechanism for the procurement of refined oil was lagging behind, the Company’s spot fuel cost in the fourth quarter remained high.

The losses from settlement of the aviation fuel hedging contracts in the first quarter of 2009 was approximately RMB916 million. The aviation fuel cost in the first quarter of 2009 was approximately RMB2,590 million, representing a decrease of approximately RMB1,520 million as compared to RMB4,110 million in the first quarter of 2008. If the international oil price do not fluctuate dramatically, it is expected that the aviation fuel cost of the Company throughout 2009 would be lower than that of RMB18.4 billion in 2008.

As a result of the above, the Company believed that the aviation fuel hedging contracts would have reduced the risk incurred as a result of the fuel fluctuation.

2.	Interest Rate Swaps

The interests incurred from the liabilities of the Company denominated in US dollar fluctuated in line with the increase or decrease of the short-term interest rate of the market. The Company’s capital cost would increase when the short-term interest rate (3 month LIBOR and 6 month LIBOR) rose. The Company has locked in certain interest rates of the long-term liabilities denominated in US dollar (aircraft financing) for the purpose of maintaining the interest rates of such liabilities at a stable level in order to prevent the fluctuation of the cost of interest. In 2008, the decrease in the LIBOR of US dollar resulted in the unrealised settlement losses in the hedging of  interest rate, however, the interest cost of the Company’s liabilities with variable interest rates (approximately 80%) would be significantly reduced.

3.	Forward Foreign Exchange

As the Company has large amount of income and payment denominated in Japanese Yen and US dollar respectively, the income denominated in Japanese Yen would generally be converted to US dollar for the payment of various costs and expenses. When the exchange rate for US dollar against Japanese Yen rose dramatically, the income denominated in Japanese Yen convertible to US dollar would be reduced. To eliminate the adverse impact on the Company arising from the exchange rates fluctuation, the Company has locked in the exchange rate of US dollar to Japanese Yen by forward foreign exchange contracts, which enabled the Company to sell Japanese Yen and buy US dollar at fixed prices. The exchange rate for Japanese Yen against US dollar was strong in 2008, leading to certain unrealised settlement losses in foreign currency hedging, yet the non-hedge portion (82%) of Japanese Yen would enjoy the advantages of the appreciation in Japanese Yen.

II.	The Decision-making Procedures of the Company Regarding the Businesses Measured at Fair Value

The eighteenth general meeting of the fourth session of the board of directors of the Company (the “Board”) which was held on 10 April 2006, approved the setting up of the financial risk management committee, authorized the President to take up the responsibility of financial risk management of the Company and established relevant policies and workflow. On 1 February 2008, the Board held the first regular meeting for 2008 to approve that the 2008 financial risk management authorization to be executed by the Chairman on behalf of the Company, and to authorize the approving personnel and dealers in respect of financial risk management.

The specific decision-making procedures of the Company regarding the businesses measured at fair value are set forth as follows: First, the dealers will track the performance of the market, analyze and assess the market, and tender the transaction proposal to the financial risk management personnel for approval. Upon the independent analysis and assessment made by the financial risk management personnel, if the proposal met the basic requirements of the Company and the accumulated transaction volume within the authorization of the Company and the risk of that are acceptable to the Company, the risk management personnel will grant a written approval to the transaction proposal and submit it to the relevant authorized personnel, namely the President, the Chief Financial Officer, the President or Vice President of the finance department, for their approval. After taken consideration of the reporting by the dealers and the financial risk management personnel, the relevant authorized personnel would, based on the evaluation of the market and the knowledge of the overall risk of the Company, determine whether the transaction should be proceeded or not within their authorization. Upon approval by the relevant authorized personnel for the relevant transactions, the dealers will make a deal by selecting the most favorable price after price enquiry in the market.

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(President, Director)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
12 May 2009